

Mail Stop 4628

December 7, 2017

Mr. Trevor Newton
Chief Executive Officer
Strata Oil & Gas Inc.
10010 – 98 Street, P.O. Box 7770
Peace River AB T8S 1T3

      Re: **Strata Oil & Gas Inc.**
              Form 20-F for the Fiscal Year ended December 31, 2016
              Filed May 15, 2017
              File No. 000-50934

Dear Mr. Newton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2016

General

1.   Please amend your filing to comply with Item 8.A.2 of Form 20-F, which requires audited financial statements for the latest three fiscal years.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or me at (202) 551-3686 with any questions.

              Sincerely,

              /s/ Karl Hiller

              Karl Hiller
              Branch Chief
              Office of Natural Resources